SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

____________________________________________
CONSOLIDATED NATURAL GAS COMPANY             :
Pittsburgh, Pennsylvania                     :
                                             :
CNG COAL COMPANY                             :
CNG PRODUCING COMPANY                        :
CNG PIPELINE COMPANY                         :
CNG RESEARCH COMPANY                         :             MASTER
CNG POWER SERVICES CORPORATION               :           CERTIFICATE
CNG POWER COMPANY                            :               OF
CNG TRANSMISSION CORPORATION                 :          NOTIFICATION
CNG PRODUCTS AND SERVICES, INC.              :             NO. 11
CNG RETAIL SERVICES CORPORATION
CNG MARKET CENTER SERVICES, INC.             :
CNG FINANCIAL SERVICES, INC.                 :         TRANSACTIONS
CONSOLIDATED NATURAL GAS SERVICE             :         DURING PERIOD
  COMPANY, INC.                              :         _____________
CONSOLIDATED SYSTEM LNG COMPANY              :
HOPE GAS, INC.                               :         October 1, 1998
THE EAST OHIO GAS COMPANY                    :            through
THE PEOPLES NATURAL GAS COMPANY              :        December 31, 1998
VIRGINIA NATURAL GAS INC.                    :
                                             :
File No. 70-8667  (Part A)                   :
Also Reported at Part B                      :
File Nos. 70-7258, 70-7508, 70-7641,         :
          70-8447, 70-8577, 70-8621          :
          70-8631, 70-8853 and 70-8883       :
                                             :
(Public Utility Holding Company Act of 1935) :
____________________________________________ :

TO THE SECURITIES AND EXCHANGE COMMISSION:

	This Master Certificate contains the Rule 24 certificates required to be filed on a periodic basis for File No. 70-8667 and various other files in order to eliminate the burden of making numerous separate individual filings. This Certificate is filed in accordance with Rule 24 under the Public Utility Holding Company Act of 1935 (the "Act"), as a notification that of the various transactions authorized under the orders issued in the proceedings identified in the above caption, the following have been carried out in accordance with the terms and conditions of and for the purposes represented by the respective Application-Declarations and the orders. The Master Certificate thus acts as a compilation of the various other certificates and incorporates all Rule 24 reporting from the other captioned proceedings.

	By Order dated March 28, 1996, HCAR No. 26500, ("Financing Order") under File No. 70-8667, the Securities and Exchange Commission ("SEC") permitted the "Omnibus Financing" Application-Declaration of Consolidated Natural Gas Company ("Consolidated" or "CNG") and its above-mentioned subsidiaries ("Subsidiaries") to become effective, thereby authorizing Consolidated and its Subsidiaries to engage in various financing and related transactions through March 31, 2001. Part A contains reporting on external and intrasystem financing of the Consolidated system as required by the Financing Order.

	Part B contains reporting required by other SEC orders in the captioned proceedings. The information is subdivided by SEC file number. Rule 52 transactions (Form U-6B-2) and any order-specific financial information
(i.e., income statements, balance sheets) are filed as exhibits to Part A and Part B, respectively, as appropriate.




















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PART A

EXTERNAL FINANCING BY CONSOLIDATED

File No. 70-8667:

1.	Sale of CNG Common Stock.

	Consolidated issued and sold the following shares of common stock during the quarter:
                                           Shares        Amount
                                          ________    ____________

		Employee benefit plans              30,126     $ 1,230,809
		Adjustment for change in market
          value of variable awards                        (187,919)
                                           _______     ___________

            Total                           30,126     $ 1,042,890
                                           =======     ===========
2.	Short Term Debt.

	During the period, Consolidated issued and sold commercial paper. The maximum amount of Consolidated's commercial paper outstanding at any time during this period was $661,600,000 principal amount. There was $558,900,000 principal amount of commercial paper outstanding on December
31, 1998.

	There were no borrowings or repayments of borrowings under commercial paper backup lines of credit during the reporting period.

3.	Long Term Debt.

	On October 20, 1998, Consolidated sold $200,000,000 principal amount of 6% Debentures Due October 15, 2010 through an underwritten public offering.


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The price to the public was 99.119%, the underwriting discount was .675%
and the proceeds to Consolidated was $196,888,000 (98.444%). The underwriters were Merrill Lynch &Co., Chase Securities Inc. and Salomon Smith Barney. The sale occurred pursuant to Consolidated's shelf registration, Registration Statement No. 333-25347. The registration statement and the Rule 424(b) prospectus relating to the 6% Debentures, filed with the Commission on October 22, 1998, are hereby incorporated by reference.

INTRASYSTEM FINANCING

4. Financing by Parent of Its Subsidiaries

	The transactions described below between Consolidated and its Subsidiaries occurred under exemptions pursuant to Rule 52 and are not part of the authorizations under this file number. The proceeds of such transactions are used by the Subsidiaries in their respective businesses.


a. Sales of Capital Stock to Consolidated by Subsidiaries.

                                                                Total
	                                      Date    Shares      Amount
                                           ____    _______   ___________

        CNG Transmission Corporation       12/30     1,000   $11,000,000
        Virginia Natural Gas, Inc.         12/30       100     4,000,000


b. Long-term debt transactions occurring during the period.


	The following subsidiaries sold long-term notes to Consolidated in the principal amounts and on the dates indicated below. All of the notes carry an annual interest rate of 6.20%, which is substantially equal to the

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effective cost of money to Consolidated in its sale on October 20, 1998 of
6% Debentures Due October 15, 2010. Each of the notes mature on September 30, 2010 with interest payments due semiannually on March 30 and September
30. The Certificates of Notification for newly-issued debt on Form U-6B-2 as required by Rule 52 are Exhibits A-3 through A-5.

                                             Date     Principal Amount
                                             ____     ________________

   Virginia Natural Gas, Inc.           12/15    $ 55,000,000
   CNG Transmission Corporation         12/30      50,000,000
   CNG Producing Company                12/30      25,000,000


The Certificates of Notification on Form U-6B-2 as required by Rule 52 for the above transactions are filed as Exhibits A-1 (CNG Transmission), A-2 (Virginia Natural Gas, Inc.), and A-3 (CNG Producing Company).

c. Guarantees

From time to time Consolidated enters into guarantee agreements, primarily with respect gas or electric power purchases or delivery performances of its subsidiaries. The estimated total exposure on these guarantees as of December 31, 1998 is approximately $37.25 million. The guarantees expire at various dates, the latest of which is July 1, 2027.

5. Subsidiary Long-term Debt Transactions.

	There were no long-term debt transactions of Subsidiaries to be reported for the quarter.



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6.  Subsidiary Stock Buy Back Transactions.

	There were no Subsidiary stock buy back transactions to be reported for the quarter.



PART B

RULE 24 CERTIFICATES REQUIRED BY OTHER SEC ORDERS


File No. 70-7258:

	By orders dated June 12 and July 16, 1986 (HCAR Nos. 24128 and 24150), as amended by orders dated May 27, 1987 (HCAR No. 24399), February 14, 1990 (HCAR No. 25040), May 13,1991 (HCAR No. 25311), April 8, 1994 (HCAR No.
26021), and July 18, 1997 (HCAR No. 26742), the SEC permitted the application-declaration of Consolidated and subsidiaries to become effective, thereby authorizing the establishment of a Consolidated System Money Pool ("Money Pool").

	This Certificate is filed in accordance with Rule 24, as a notification that of the various transactions authorized by said orders, the following have been carried out in accordance with the terms and conditions of and for the purposes represented by said application-declaration and said orders:

	During the period, the following transactions occurred:


Consolidated Natural Gas Company (In Thousands)

          Beginning                                           Ending
           Balance       Contributions     Withdrawals        Balance
       _______________  _______________  _______________  _______________

          $793,308         $338,154         $578,640         $552,822




Subsidiaries (In Thousands)

                           Beginning                                Ending
   Company                  Balance    Contributions  Withdrawals   Balance
  _________                _________   _____________  ___________ _________

The East Ohio Gas Co. $   ($287,429)     $109,920      $162,145  ($339,654)
The Peoples Natural
  Gas Company               (49,720)       53,535        45,340    (41,525)
Hope Gas, Inc.              (21,335)       19,985        29,215    (30,565)
Virginia Natural Gas, Inc.  (79,075)       66,340        26,100    (38,835)
CNG Transmission Corp.      (29,635)      155,265       110,815     14,815
Consolidated System
    LNG Company              15,740           210           410     15,540
CNG Iroquois                  6,925         3,298         1,065      9,158
CNG Producing Company       (47,880)      113,800        89,000    (23,080)
CNG Coal Company              3,435            50            40      3,445
CNG Pipeline Co.              1,205           320           190      1,335
CNG Energy Services          (1,081)       20,540        11,715      7,744
CNG Field Services Co.        1,827        22,260        26,565     (2,478)
CNG Power Co.                21,160        18,174         2,130     37,204
CNG Power  - Cogen.              70             0         2,625     (2,555)
CNG Power  - Cogen. Dev.     (1,200)            0             0     (1,200)
Lakewood 6680                  (200)          990           995       (205)
Lakewood 7909                 9,605           975            69     10,511
CNG Research Company             40             0             0         40
Consolidated Natural Gas
  Service Company, Inc.     (10,927)       29,617        36,100    (17,410)
CNG Power Services Corp.     (8,630)       32,620        29,810     (5,820)
CNG Retail Corp.            (19,890)       17,328        26,743    (29,305)
CNG Market Center Services      740             0           505        235
CNG Products & Services      (2,035)        1,600           875     (1,310)
CNG International Corp.     (56,286)      116,829        58,775      1,768
CNG Main Pass Gas           (26,974)        2,200         1,023    (25,797)
CNG Main Pass Oil           (13,540)          810           191    (12,921)

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File No. 70-7508:

	By order dated February 23, 1995 (HCAR No. 26234) in the above captioned proceeding, the SEC permitted the application-declaration of Consolidated and CNG Financial Services, Inc. ("CNGF") to become effective. The authorization allows CNGF to finance the purchase by others of certain types of gas equipment as follows: (1) standard gas appliances; (2) new technology equipment such as heat pumps, air conditioning and turbines fueled by natural gas; and (3) alternate fuel equipment which allows the use of natural gas instead of coal or some other fuel. Also in such order, Consolidated was authorized to provide CNGF with up to an aggregate of $25 million in funds, on a revolving basis, through December 31, 1998, to enable CNGF to make gas equipment financing loans to customers. Consolidated can fund CNGF by (1) purchasing CNGF common stock, $10,000 par value, (2) providing open account advances to CNGF, or (3) providing long term loans to CNGF.

	CNGF initially issued 5 shares of common stock to Consolidated for $50,000. CNGF has essentially remained an inactive corporation and has engaged in no external business transactions to date. The authorization under the order of February 23, 1995 expired as of December 31, 1998. Any further transactions by CNGF will be reported under Rule 52.


File No. 70-7641:

	By orders dated January 9, 1991, February 28, 1991, May 7, 1991, July 6, 1993 and September 12, 1996 (HCAR Nos. 25239, 25263, 25308, 25845 and

26571, respectively) ("Orders"), in the above-captioned proceeding, the SEC permitted the application-declaration of CNG Transmission Corporation ("Transmission") and CNG Iroquois, Inc. ("CNGI"), as amended, to become effective, thereby authorizing Transmission to provide financing to CNGI through the purchase of common stock of CNGI and/or the making of open account advances to CNGI. Transmission and CNGI were also authorized by the Orders to provide guaranties and indemnities on behalf of CNGI and Iroquois Gas Transmission System, L. P. ("Iroquois"), respectively. The current authorization for up to an aggregate of $20 million in financing extends to June 30, 2001. The purpose of the financing is to provide funds to CNGI for use relating to its 16% general partnership interest in Iroquois, which owns and operates an interstate natural gas pipeline extending from the Canadian border to Long Island, New York.

	This certificate is filed in accordance with Rule 24 as notification that the following transactions authorized by the Orders have been carried out during the reporting quarter in accordance with the terms and conditions of, and for the purposes represented by, the application-declaration and the Orders.

(1) Transmission purchased no shares of common stock during the quarter. As of December 31, 1998, CNGI had 2,394 shares of common stock outstanding.

   (2) No open account advances were made by Transmission to CNGI during the quarter, and no such open account advances were outstanding as of December 31, 1998.

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   (3)  CNGI's total investment in Iroquois was $34,408,245 as of December
31, 1998.

   (4) A cash distribution of $3,200,000 was received from Iroquois during this quarter (which would represent CNGI's share from the partnership distribution).

File No. 70-8447:

	By Order dated October 21, 1994, HCAR No. 26148 (the "Order"), the Securities and Exchange Commission permitted the Application-Declaration of Consolidated Natural Gas Company, et al. ("Consolidated"), to become effective, thereby authorizing Consolidated to provide its subsidiary, CNG Power Company ("CNG Power") up to $2,000,000 in financing through July 1, 2004, to be used by CNG Power to invest in its special purpose wholly-owned subsidiary, CNG Market Center Services, Inc. ("CNGMC"). (As of January 16, 1995, CNG Energy Company changed its name to CNG Power Company.) Such financing is provided by Consolidated through the purchase of CNG Power common stock, the making of open account advances or the making of long-term loans, in any combination thereof.

		CNGMC owns a 50% general partnership interest in CNG/Sabine Center, the Delaware partnership operating a market center or "super-hub" which offers services at points along the 7,400 mile pipeline system of CNG
Transmission Corporation (Consolidated's wholly-owned pipeline subsidiary).
The other 50% general partnership interest is owned by Sabine Hub Services
Company, a wholly-owned subsidiary of Texaco, Inc.

	This Certificate is filed in accordance with Rule 24, as a notification that of the various transactions authorized by the Order, the following have been carried out in accordance with the terms and conditions of and for the purposes represented by the Application-Declaration and the Order.
The reporting required by the Order for the past semi-annual period is as follows:

	(i)  Financial Statements.

	The balance sheet and income statement of CNGMC for the reporting period are filed separately as Exhibit 8447A under a claim for confidential treatment pursuant to Rule 104(b).

	(ii)  Description of CNGMC Activities for the Period.

	The CNG/Sabine Center began operations on November 1, 1994. The number of customers and volumes continue to increase. The Center averaged about 1,000,000 dekatherms per day throughput during the reporting period; peak-day throughput for the reporting period is about 1,600,000 dekatherms. For this reporting period the Center's transactions consisted of about 10% transmission or wheeling, 5% loaning; 10% parking, and 75% intra-hub or title transfer services. As of the current date, the Center has 140 customers under contract. While most of the Center's customers are natural gas marketers/traders or producers, some are local gas distribution utilities.

File No. 70-8577:

	By Order dated August 28, 1995 ("Order"), HCAR No. 26363, in the above-captioned proceeding, the Securities and Exchange Commission authorized Consolidated and CNG Energy Services Corporation ("Energy Services") to engage in the business of providing ten categories of energy-related services ("Customer Services") to customers of CNG's local distribution companies and to others, primarily customers of utilities not affiliated with CNG.

	Energy Services formed a new special-purpose subsidiary, CNG Products and Services, Inc. ("CNGP&S"), in 1995 to engage in the new business. The newly formed company was originally called "CNG Special Products and Services, Inc.", but the name was changed to CNG Products and Services, Inc. effective November 20, 1995.

	By order dated August 27, 1997, HCAR No. 26757, the SEC authorized CNGP&S to provide five additional categories of services, an enhanced version of an already authorized category of service, and certain incidental products and services related to the approved categories.

	This quarterly certificate is filed in accordance with Rule 24, as a notification that of the various transactions authorized, the following have been carried out in accordance with the terms and conditions of the Order.

	Filed separately as Exhibit 8577A under a request for confidential treatment pursuant to Rule 104(b) are financial statements of CNGP&S.

1. Description of Revenues.

	See Exhbibit 8577A.

2. State Commission Orders.

	There are no state commission orders or post-transaction audit documents relating to CNGP&S to be filed.

3. Services Provided by Affiliates to CNGP&S.

	See Exhibit 8577A.

File No. 70-8621:

	By Order dated July 26, 1995 ("Order"), HCAR No. 26341, the Securities and Exchange Commission authorized CNG Energy Services Corporation ("Energy Services"), a wholly-owned subsidiary of Consolidated Natural Gas Company ("CNG"), to acquire ownership interests with nonaffiliates in projects that involve gas related activities. This Certificate, a semi-annual report, is filed in accordance with Rule 24, as a notification that of the various transactions authorized by the Order, the following have been carried out in accordance with the terms and conditions thereof.

	Energy Services' interests acquired under the above authorization was transferred to Consolidated in connection with the sale of Energy Services on July 31, 1998 to an unaffilated third party. Consolidated had the following investments in nonaffiliated entities authorized under the ordr of July 26, 1995:

		(1).  MAIN PASS GAS GATHERING SYSTEM

	Energy Services pursuant to this authorization had invested in the original general partnership, Main Pass Gas Gathering Company, which constructed a new gas gathering pipeline system in the Main Pass area of the Gulf of Mexico. On December 31, 1996, Main Pass Gas Gathering Company was merged with another general partnership, Dauphin Island Gathering Partners, which operated a nearby system. Consolidated's special-purpose subsidiary, CNG Main Pass Gas Gathering Corporation, is the "CNG partner" and holds a 13.6 percent general partnership interest in the new partnership. Other general partners are subsidiaries of PanEnergy Corporation, MCN Corporation, Coastal Corporation and Dauphin Island Gathering Company. As of December 31, 1998, Consolidated has invested $31,650,000 in CNG Main Pass Gathering Corporation.


		(2).  MAIN PASS OIL GATHERING SYSTEM

	As of December 31, 1998, Consolidated has invested $14,623,000 in a general partnership, Main Pass Oil Gathering Company, which operates a pipeline system in the Main Pass and Viosca Knoll areas to gather oil generated in conjunction with the operation of gas fields in such areas of the Gulf of Mexico. Consolidated's special-purpose subsidiary, CNG Oil Gathering Corporation, is the "CNG Partner" and holds a 33-1/3 percent general partnership interest in the partnership. Other parties are subsidiaries of PanEnergy Corporation and Amoco.

	To date, no parent guarantees have been issued, by CNG for the account of Energy Services or by Energy Services for any of its subsidiaries, for any of the investments with nonaffiliates authorized and reported in this proceeding.

File No. 70-8631:

	By order dated April 30, 1996, HCAR No. 26512, the SEC permitted the application-declaration of Consolidated and Energy Services to become effective, thereby authorizing Energy Services to organize and acquire a new special purpose subsidiary, CNG Energy Arbitrage Corporation ("CNG Energy Arbitrage"). CNG Energy Arbitrage was to, in turn, acquire a one-third general partnership interest in Energy Alliance Partnership ("Energy Alliance"), a to-be-formed Delaware partnership. The other general partners were to be Noverco Energy Services (U.S.) Inc., a wholly-owned subsidiary of Noverco, Inc., and H.Q. Energy Services (U.S.) Inc., a wholly-owned subsidiary of Hydro-Quebec.

	Energy Alliance was to engage in the business of marketing electricity, gas and other fuels, initially in the northeastern and middle Atlantic
United States. Mirror image parent-subsidiary debt and/or equity financing of up to $10 million by Consolidated, Energy Services and CNG Arbitrage was also authorized.

	To date neither CNG Arbitrage nor Energy Alliance has been formed due to the inability to obtain an order of the Federal Energy Regulatory Commission permitting Energy Alliance to be a wholesale marketer of electricity; consequently there are no business or financing transactions to be reported under the above file number. A preliminary agreement among the prospective partners in Energy Alliance expired on December 31, 1996.

File No. 70-8853:

		By Order dated August 2, 1996, HCAR No. 26551, the Commission authorized CNG to issue parent guarantees through March 31, 2001, for CNG Power Services Corporation ("Power Services") its wholly-owned subsidiary for amounts not to exceed $250 million outstanding at any time. Power Services was during the period engaged in the purchase and sale of electricity at wholesale.

	Reference is made to the disclosure under "INTRASYSTEM FINANCING"
Section 4(c) above. Of the total guarantee exposure stated there, $17 million relates to guarantees on behalf of Power Services.

File No. 70-8883:

	By order dated January 15, 1997, HCAR No. 26652, the SEC authorized Energy Services to invest, through December 31, 2001, up to $250 million to expand its business to market electricity and other energy commodities and to engage in fuel management and other incidental related activities. In pursuit of such activities, Energy Services was authorized to acquire interests in other entities. Such entities may be corporations, partnerships, limited liability companies, joint ventures or other types of entities in which Energy Services might have a 100% interest, a majority interest equity or debt position, or a minority equity or debt position.

	CNG Retail Services Corporation ("CNG Retail") was formed on January 30, 1997 pursuant to the order to engage in the business of selling natural gas and other products at retail. Pursuant to HCAR No. 26900, dated July 29, 1998, CNG Retail succeeded to the authorizations and reporting obligations under File No. 70-8883 subsequent to the sale of Energy
Services by CNG to an unaffiliated party.

	This quarterly certificate is filed in accordance with Rule 24, as a notification that of the various transactions authorized, the following have been carried out in accordance with the terms and conditions of the aforesaid order.

1.  Financial Statements.

	A balance sheet and income statement for CNG Retail are filed separately as Exhibit 8883A under a request for confidential treatment pursuant to Rule 104(b).

2.  Source of Revenues.

	See the last paragraph on page 2 of this filing. In view of the cessation of Energy Services as an affiliate company in the CNG system, the ratios formerly required under this heading can no longer be provided.

3.  FERC Filings.

	The transaction information contained in the attachment to the CNG Retail power marketing informational filing made with the FERC during the quarter is filed separately as Exhibit 8883B under a claim for confiential treatment pursuant to Rule 104(b).

4.  Parent Credit Support.

	There were no new parent credit support agreements entered on behalf of CNG Retail during the reporting period.

		Each respective "past tense" opinion required by paragraph F(2) of the instructions as to exhibits for Form U-1 will be filed when all transactions authorized under the respective order have been consummated.

                                    CONSOLIDATED NATURAL GAS COMPANY
			 CNG COAL COMPANY
                                    CNG PRODUCING COMPANY
                                    CNG PIPELINE COMPANY
                                    CNG RESEARCH COMPANY
                                    CNG STORAGE SERVICE COMPANY
                                    CNG POWER COMPANY
                                    CNG TRANSMISSION CORPORATION
                                    CNG PRODUCTS AND SERVICES, INC.
                                    CNG MARKET CENTER SERVICES, INC.
                                    CNG FINANCIAL SERVICES, INC.
                                    CONSOLIDATED NATURAL GAS SERVICE
                                      COMPANY, INC.
                                    CONSOLIDATED SYSTEM LNG COMPANY
                                    HOPE GAS, INC.
                                    THE EAST OHIO GAS COMPANY
                                    THE PEOPLES NATURAL GAS COMPANY
                                    VIRGINIA NATURAL GAS INC.



                                By  N. F. Chandler
                                    Their Attorney


Dated this 26th day
of March, 1999